UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

DIGENE CORPORATION

(Name of Subject Company)

DIGENE CORPORATION

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

253752 10 9

(CUSIP Number of Class of Securities)

CHARLES M. FLEISCHMAN
PRESIDENT, CHIEF OPERATING OFFICER AND CHIEF FINANCIAL OFFICER
1201 CLOPPER ROAD
GAITHERSBURG, MARYLAND 20878
(301) 944-7000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

WITH COPIES TO:

MORRIS CHESTON, JR., ESQ	JONATHAN M. MOULTON, ESQ.
BALLARD SPAHR ANDREWS & INGERSOLL, LLP	TESTA, HURWITZ & THIBEAULT, LLP
1735 MARKET STREET, 51ST FLOOR	125 HIGH STREET
PHILADELPHIA, PENNSYLVANIA 19103	BOSTON, MASSACHUSETTS 02110
215-665-8500	617-248-7000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Contact:	Robert Bowen, Chief Financial Officer Anne Rivers, Investor Relations Jeff Keene, Healthcare Media Cytyc Corporation: 978-266-3010 www.cytyc.com

Charles M. Fleischman, President Digene Corporation: 301-944-7000 www.digene.com

Robert P. Jones/ Theresa Vogt Media: Greg Tiberend/Dan Budwick Morgen-Walke Associates: 212-850-5600

Lloyd Benson or Shanti Skiffington Schwartz Communications: 781-684-0770

CYTYC AND DIGENE COMMENCE EXCHANGE OFFER

Boxborough, MA, and Gaithersburg, MD, March 1, 2002 – Cytyc Corporation (Nasdaq:CYTC) and Digene Corporation (Nasdaq:DIGE) today announced that Cytyc, through its wholly-owned subsidiary Cruiser, Inc., has commenced its previously announced exchange offer for all outstanding shares of Digene common stock.

Under the terms of the exchange offer, each Digene shareholder will receive $4.00 per share in cash plus 1.1969 shares of Cytyc common stock for every share of Digene common stock validly tendered and not properly withdrawn.

The exchange offer is scheduled to expire at 12:00 midnight, New York City time, on Thursday, March 28, 2002, unless extended.

The Digene board has determined that the merger agreement and the exchange offer are fair to, and in the best interests of, Digene stockholders, and recommends that Digene stockholders accept the offer and tender their shares.

Digene stockholders are urged to read the prospectus and the solicitation/recommendation statement relating to the offer and the merger, which are being mailed to Digene stockholders in compliance with the requirements of the Securities and Exchange Commission. These documents contain important information. Digene stockholders can obtain these documents, as well as the Cytyc and Digene documents that are incorporated by reference in the prospectus, for free at the Securities and Exchange Commission’s web site at http://www.sec.gov. These documents are also available from Cytyc without charge upon request to its information agent, Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022 or call toll-free (888) 750-5834.

Cytyc Corporation develops, manufactures and markets products for medical diagnostic applications primarily focused on women’s health. The ThinPrep® System consists of the ThinPrep® 2000 Processor, ThinPrep® 3000 Processor, and related reagents, filters, and other supplies. Cytyc is traded on The Nasdaq Stock Market under the symbol “CYTC” and is a part of the S&P Midcap 400 Index and The Nasdaq-100 Index.

Digene Corporation develops, manufactures and markets proprietary DNA and RNA testing systems for the screening, monitoring and diagnosis of human diseases. Digene has developed and is commercializing its patented Hybrid Capture® products in three areas: women’s cancers and infectious diseases, blood viruses, genomics and pharmaceutical research. Digene’s primary focus is in women’s cancers and infectious diseases where Digene’s lead product is the only FDA approved test for humanpapilloma virus, or HPV, which is believed to be the cause of greater than 99 percent of cervical cancer cases. The Digene HPV Test is used in the U.S. as an adjunct to the Pap smear for cervical cancer screening and is being marketed in selected countries as a primary cervical cancer screen either in conjunction with or separate from the Pap smear. Digene’s product portfolio also includes DNA tests for the detection of other sexually transmitted infections, including chlamydia and gonorrhea, and tests for blood viruses. Digene is traded on The Nasdaq Stock Market under the symbol “DIGE.”

Cytyc® and ThinPrep® are registered trademarks and ThinPrep® Pap Test™ is a trademark of Cytyc Corporation. Digene® and Hybrid Capture® are registered trademarks of Digene Corporation.

THIS NEWS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND SHALL NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE. Cytyc has filed a Registration Statement on Form S-4 and Schedule TO, and Digene has filed a Solicitation/Recommendation Statement on Schedule 14D-9, with the Securities and Exchange Commission in connection with the transaction. Cytyc and Digene will mail a Prospectus, which is part of the Registration Statement on Form S-4, the Schedule 14D-9 and related tender offer materials to stockholders of Digene. These documents contain important information about the transaction which should be considered by investors and security holders prior to making any investment decisions. Investors and security holders are urged to read these documents carefully. Investors and security holders can obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at http://www.sec.gov. Free copies of these documents can also be obtained from the Information Agent, Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022 or by calling toll free (888) 750-5834, or from Cytyc by directing a request to Cytyc Corporation, 85 Swanson Road, Boxborough, MA 01719, 978-263-8000, or Digene by directing a request to Digene Corporation, 1201 Clopper Road, Gaithersburg, MD 20878, 301-944-7000. In addition to the Registration Statement, Schedule TO, Prospectus and Schedule 14D-9, Cytyc and Digene also file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Cytyc or Digene at the Securities and Exchange Commission public reference rooms at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on public reference rooms. Filings by Cytyc and Digene with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

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